PRECISION OPTICS CORPORATION 22 EAST BROADWAY GARDNER, MASSACHUSETTS 01440-3338 Telephone 978 / 630-1800 Telefax 978 / 630-1487

January 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Mr. Tim Buchmiller

Re:	Precision Optics Corporation, Inc. Registration Statement on Form S-1 Filed January 19, 2016, as amended File No. 333-209032

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to February 1, 2016 at 4:00 pm EST or as soon as practicable thereafter. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

PRECISION OPTICS CORPORATION, INC.
/s/ Joseph N. Forkey
By: Joseph N. Forkey
Chief Executive Officer

cc: Amy Trombly, Esq.

Recipient U.S. Government Small Business of the Year Award

Website: www.poci.com *** E-mail: info@poci.com